UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

           Information to be included in statements filed pursuant to
                   Rule 13d-1(a) and amendments thereto filed
                            Pursuant to Rule 13d-2(a)


                               Odimo Incorporated
                               ------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         ------------------------------
                         (Title of Class of Securities)

                                   67606R-10-7
                                   -----------
                                 (CUSIP Number)


            John L. Savva                      David H. Kimelberg
       Sullivan & Cromwell LLP                    SOFTBANK Inc.
        1870 Embarcadero Road                  1188 Centre Street
         Palo Alto, CA 94303                 Newton Center, MA 02459
            650-461-5600                          617-928-9300

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                February 14, 2005
                                -----------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]


                                                              Page 1 of 15 Pages

--------------------------------------    --------------------------------------
CUSIP NO. 67606R-10-7                      PAGE 2 OF 15 PAGES

--------------------------------------    --------------------------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             SB Capital Managers LLC

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (SEE INSTRUCTIONS)                                         (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)
             AF

--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                                 [_]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
                                   0

       NUMBER OF          ------------------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY                 1,152,892
        OWNED BY
          EACH            ------------------------------------------------------
       REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON                    0
          WITH
                          ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   1,152,892

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,152,892

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                     [_]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             16.0%

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             HC, OO
--------------------------------------------------------------------------------

--------------------------------------    --------------------------------------
CUSIP NO. 67606R-10-7                      PAGE 3 OF 15 PAGES

--------------------------------------    --------------------------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             SOFTBANK Capital Partners LLC

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (SEE INSTRUCTIONS)                                         (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)
             AF

--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                                 [_]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
                                   0

       NUMBER OF          ------------------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY                 1,152,892
        OWNED BY
          EACH            ------------------------------------------------------
       REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON                    0
          WITH
                          ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   1,152,892

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,152,892

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                     [_]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             16.0%

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             HC, OO
--------------------------------------------------------------------------------

--------------------------------------    --------------------------------------
CUSIP NO. 67606R-10-7                      PAGE 4 OF 15 PAGES

--------------------------------------    --------------------------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             SOFTBANK Capital Partners LP

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (SEE INSTRUCTIONS)                                         (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)
             AF, WC

--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                                 [_]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
                                   0

       NUMBER OF          ------------------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY                 575,067
        OWNED BY
          EACH            ------------------------------------------------------
       REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON                    0
          WITH
                          ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   575,067

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             575,067

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                     [_]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             8.0%

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             PN
--------------------------------------------------------------------------------

--------------------------------------    --------------------------------------
CUSIP NO. 67606R-10-7                      PAGE 5 OF 15 PAGES

--------------------------------------    --------------------------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             SOFTBANK Capital LP

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (SEE INSTRUCTIONS)                                         (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)
             AF, WC

--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                                 [_]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
                                   0

       NUMBER OF          ------------------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY                 565,183
        OWNED BY
          EACH            ------------------------------------------------------
       REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON                    0
          WITH
                          ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   565,183

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             565,183

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                     [_]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             7.9%

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             PN
--------------------------------------------------------------------------------

                                                              PAGE 6 OF 15 PAGES


ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.001 per share (the "Common Stock"), of Odimo Incorporated ("Odimo"). The address of the principal executive offices of Odimo is 14001 N.W. 4th Street, Sunrise, Florida 33325.

ITEM 2.  IDENTITY AND BACKGROUND

         SOFTBANK Capital Partners LP, a Delaware limited partnership ("SB Capital Partners"), SOFTBANK Capital LP, a Delaware limited partnership ("SB Capital"), and SOFTBANK Capital Advisors Fund LP, a Delaware limited partnership ("Advisors Fund", and together with SB Capital Partners and SB Capital, the "SB Funds"), are investment funds managed by their sole general partner, SOFTBANK Capital Partners LLC, a Delaware limited liability company ("SB CP LLC"). Securities owned by the SB Funds may be regarded as being beneficially owned by SB CP LLC, their general partner.

         Pursuant to the Limited Liability Company Agreement of SB CP LLC, all investment decisions on behalf of SB CP LLC must be approved by SB Capital Managers LLC, a Delaware limited liability company ("SB CM", and together with SB Capital Partners, SB Capital and SB CP LLC, the "Reporting Persons"); accordingly, securities beneficially owned by SB CP LLC may be regarded as being beneficially owned by SB CM.

         The principal business of each of the SB Funds is to make capital investments in companies operating in the areas of the Internet and Internet related technologies. SB CM was formed to serve and act as the investment manager of each of the SB Funds through SB CP LLC.

         The principal business office of each of the Reporting Persons is located at 1188 Centre Street, Newton Center, Massachusetts 02459.

         Schedules 1 and 2 hereto sets forth the following information with respect to each executive officer and director or manager of SB CM and SB CP
LLC: (i) name, (ii) business address, (iii) citizenship, (iv) present principal occupation or employment and the name of any other corporation or other organization in which such employment is conducted.

         During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or

                                                              PAGE 7 OF 15 PAGES


final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The SB Funds have acquired an aggregate of 474,810 shares of Series B Preferred Stock, par value $0.001 per share (the "Series B"), of Odimo, for an aggregate purchase price of $31,250,000; an aggregate of 332,382 shares of Series C Preferred Stock, par value $0.001 per share (the "Series C"), of Odimo, for an aggregate purchase price of $8,148,771; warrants to purchase 45,700 shares of Series C (the "Warrants") in connection with a note purchase agreement pursuant to which the SB Funds purchased notes issued by Odimo in the aggregate principal amount of $1,800,438; and on February 14, 2005, the date of the initial public offering of Odimo (the "Odimo IPO"), the shares of Series B and Series C were automatically converted into shares of Common Stock on a 1-for-1 basis and the Warrants automatically became exercisable for shares of Common Stock in lieu of shares of Series C and were exercised by the SB Funds for an aggregate exercise price of $409,472. In addition, on February 14, 2005 the SB Funds purchased an aggregate of 300,000 shares of Common Stock in the Odimo IPO (the "IPO Shares") for an aggregate purchase price of $2,700,000.

         The source and amount of the funds used in making the purchases of the shares of Series B and Series C, the Warrants and the IPO Shares were available working capital of the SB Funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         The SB Funds acquired the shares of Series B and Series C, the Warrants and the IPO Shares for the purpose of making an investment in the Company.

         As part of their ongoing review of their investment in Odimo, the Reporting Persons may from time to time explore a variety of alternatives, including, without limitation: (a) the purchase of additional shares of Common Stock or other classes of capital stock of Odimo or the disposition of some or all of the Common Stock described herein, whether through open market or privately negotiated transactions; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Odimo or any of its subsidiaries; (c) a sale or transfer of all or a material portion of the assets of Odimo or any of its subsidiaries; (d) plans or proposals that may involve other changes in Odimo's business or corporate structure or (e) privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of the position in the Common Stock. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters and, in some cases, the foregoing matters may be limited or

                                                              PAGE 8 OF 15 PAGES


restricted by the terms of the agreements entered into by the Reporting Persons in connection with their acquisition described herein of Common Stock. Whether the Reporting Persons pursue any such alternative, and the timing thereof, will depend on their assessment of pertinent factors, including, without limitation,
(a) the availability of shares of Common Stock or other classes of capital stock of Odimo for purchase at particular price levels; (b) the availability and nature of opportunities to dispose of Common Stock; (c) Odimo's financial condition, business, and prospects; (d) general economic, industry, and financial market conditions; (e) alternative business and investment opportunities available to the Reporting Persons and (f) the Reporting Persons' overall business plans and strategies and developments with respect to the Reporting Persons' or Odimo's business.

         Except as described in this Item 4, at the present time the Reporting Persons have no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of Odimo, or the disposition of securities of Odimo, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Odimo or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of Odimo or any of its subsidiaries, (d) any change in the present board of directors or management of Odimo, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of Odimo, (f) any other material change in Odimo's business or corporate structure, (g) changes in Odimo's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Odimo by any person, (h) a class of securities of Odimo being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Odimo becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         TOTAL OUTSTANDING SHARES. According to the Prospectus dated February 14, 2005 for Odimo's initial public offering, the total number of shares of Common Stock outstanding immediately following completion of the offering is 7,161,923 shares.

         SB CAPITAL PARTNERS. As of the date of filing this statement, SB Capital Partners is the beneficial owner of a total of 575,067 shares of Common Stock (which includes 236,039 shares of Common Stock that SB Capital Partners acquired upon conversion of shares of Series C, 166,185 shares of Common Stock that SB Capital Partners acquired upon conversion of shares of Series B, 22,849 shares of Common Stock that SB Capital Partners acquired upon exercise of the Warrants held by it

                                                              PAGE 9 OF 15 PAGES


and 149,994 shares of Common Stock that SB Capital Partners purchased in Odimo's initial public offering), or 8.0% of the outstanding Common Stock.

         SB CAPITAL. As of the date of filing this statement, SB Capital is the beneficial owner of a total of 565,183 shares of Common Stock (which includes 231,981 shares of Common Stock that SB Capital Partners acquired upon conversion of shares of Series C, 163,329 shares of Common Stock that SB Capital Partners acquired upon conversion of shares of Series B, 22,456 shares of Common Stock that SB Capital Partners acquired upon exercise of the Warrants held by it and 147,417 shares of Common Stock that SB Capital Partners purchased in Odimo's initial public offering), or 7.9% of the outstanding Common Stock.

         SB CP LLC. By virtue of being the general partner of each of the SB Funds, SB CP LLC may be deemed a beneficial owner of a total of 1,152,892 shares of Common Stock, or 16.0% of the outstanding Common Stock.

         SB CM. By virtue of the fact that all investment decisions on behalf of SB CP LLC require the approval of SB CM, SB CM may be deemed a beneficial owner of a total of 1,152,892 shares of Common Stock, or 16.0% of the outstanding Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and other persons named in
Item 2 with respect to any securities of Odimo other than the following:

          (a) Each of the SB Funds has entered into a 180-day "lock-up" agreement with the underwriters in the Odimo IPO. Under the "lock-up" agreements, each of the SF Funds has agreed, subject to certain exceptions described below, that for a period of 180 days following February 14, 2005 it will not, without the prior written consent of CIBC World Markets Corp., as representative of the several underwriters in the Odimo IPO, directly or indirectly,

               (i) offer, sell, assign transfer, pledge, encumber, agree or contract to sell, grant an option to purchase or enter into any transaction or device that is designed to, or could reasonably be expected to, result in the disposition by any person at any time in the future of,

               (ii) enter into any swap, derivative or transaction or other arrangement that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of, or

                                                             PAGE 10 OF 15 PAGES


               (iii) make any demand for or exercise any right with respect to registration of,

     any shares of Common Stock, any option, right or warrant to purchase shares of Common Stock or any securities convertible into or exchangeable for Common Stock that it beneficially owned on December 28, 2004 or thereafter acquired. The "lock-up" agreements do not restrict the pledging as collateral or the transfer as gifts or gifts of shares of Common Stock (provided that any pledge or donee thereof agrees to be bound by the terms of the "lock-up").

          The "lock-up" agreements entered into by the SB Funds are attached as Exhibits B, C and D hereto.

          (b) The SB Funds are parties to an Amended and Restated Registration Rights Agreement, dated March 30, 2004 (the "Rights Agreement"), under which Odimo has granted certain rights to the holders of shares of Common Stock issued or issuable upon conversion of shares of its Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock (such shares of Common Stock, the "Registrable Securities"). Under the Rights Agreement, during the period commencing six months after the Odimo IPO and ending on the fifth anniversary of the Odimo IPO, subject to certain exceptions, the holders of 20% or more of the then-outstanding Registrable Securities may require Odimo to file with the Securities and Exchange Commission for the registration of the Registrable Securities (i) up to two registration statements if Odimo is not eligible to register the Registrable Securities on Form S-3 or (ii) an unlimited number of registration statements on Form S-3. Odimo may in certain circumstances delay the filing of such registration statement for up to 90 days if Odimo's board of directors, in its reasonable judgment and in good faith, resolves that such a filing would materially interfere with any significant acquisition, corporate reorganization or other similar transaction involving Odimo. In addition, Odimo is not required to file a registration statement on Form S-3 if within the preceding 12 months it has already effected two registrations on Form S-3 at the request of holders of Registrable Securities. If Odimo proposes to register any of its securities, it must notify the holders of the Registrable Securities who have the right, subject to certain exceptions and limitations, to have their shares of Registrable Securities included in such proposed registration statement; provided, however, that Odimo's obligation to include the Registrable Securities in any such registration ceases once such Registrable Securities become free of any restrictions on sale or transfer under Rule 144(k) under the Securities Act of 1933.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


Exhibit A           Agreement of Joint Filing, dated as of February 24, 2005, by and among SOFTBANK Capital Partners LP, SOFTBANK Capital LP,

                                                             PAGE 11 OF 15 PAGES


                    SOFTBANK Capital Partners LLC and SB Capital Managers LLC.

Exhibit B           Lock-Up Agreement, dated December 28, 2004, of SOFTBANK
                    Capital Partners LP.

Exhibit C           Lock-Up Agreement, dated December 28, 2004, of SOFTBANK
                    Capital LP.

Exhibit D           Lock-Up Agreement, dated December 28, 2004, of SOFTBANK
                    Capital Advisors Fund LP.

                                                             PAGE 12 OF 15 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 24, 2005


                                        SB CAPITAL MANAGERS LLC
                                        By:  SOFTBANK Inc.,
                                             Administrative Member

                                        By: /s/ Steven J. Murray
                                           -------------------------------------
                                           Name:   Steven J. Murray
                                           Title:  Administrative Member
                                                   Representative



                                        SOFTBANK CAPITAL PARTNERS LLC
                                        By:  SOFTBANK Inc.,
                                             Administrative Member

                                        By: /s/ Steven J. Murray
                                           -------------------------------------
                                           Name:   Steven J. Murray
                                           Title:  Administrative Member
                                                   Representative



                                        SOFTBANK CAPITAL PARTNERS LP
                                        By:  SOFTBANK Capital Partners LLC,
                                             General Partner

                                        By: /s/ Steven J. Murray
                                           -------------------------------------
                                           Name:   Steven J. Murray
                                           Title:  Administrative Member
                                                   Representative

                                                             PAGE 13 OF 15 PAGES



                                        SOFTBANK CAPITAL LP
                                        By:  SOFTBANK Capital Partners LLC,
                                             its General Partner

                                        By: /s/ Steven J. Murray
                                           -------------------------------------
                                           Name:   Steven J. Murray
                                           Title:  Administrative Member
                                                   Representative

                                                             PAGE 14 OF 15 PAGES


                                   SCHEDULE 1

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             SB CAPITAL MANAGERS LLC

         The business address for each of the individuals listed below is 1188 Centre Street, Newton Center, Massachusetts 02459.

         Each of the individuals listed below is a citizen of the United States of America.


NAME                     PRESENT AND PRINCIPAL OCCUPATION
----                     --------------------------------

Ronald D. Fisher         Director of SOFTBANK Corp.; Vice Chairman of SOFTBANK
                         Holdings Inc.; Vice Chairman of SOFTBANK America Inc.;
                         Chairman and President of SOFTBANK Inc.; Chairman of the Board, President and Director of SOFTBANK Capital
                         Partners Investment Inc.; Managing Member of SOFTBANK
                         Capital Partners LLC; Managing Member and Investment
                         Manager of SB Capital Managers LLC.

Eric Hippeau             Vice President of SOFTBANK Inc.; Managing Director of
                         SOFTBANK Latin America Ventures LLC; Principal of
                         SOFTBANK Europe Partners LLC; Managing Member and
                         Investment Manager of SB Capital Managers LLC.

Michael S. Perlis        Investment Manager of SB Capital Managers LLC.

                                                             PAGE 15 OF 15 PAGES


                                   SCHEDULE 2

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                          SOFTBANK CAPITAL PARTNERS LLC

         The business address for each of the individuals listed below is 1188 Centre Street, Newton Center, Massachusetts 02459.

         Each of the individuals listed below is a citizen of the United States of America.


NAME                     PRESENT AND PRINCIPAL OCCUPATION
----                     --------------------------------

Ronald D. Fisher         Director of SOFTBANK Corp.; Vice Chairman of SOFTBANK
                         Holdings Inc.; Vice Chairman of SOFTBANK America Inc.;
                         Chairman and President of SOFTBANK Inc.; Chairman of the Board, President and Director of SOFTBANK Capital
                         Partners Investment Inc.; Managing Member of SOFTBANK
                         Capital Partners LLC; Managing Member and Investment
                         Manager of SB Capital Managers LLC.

Charles R. Lax           Managing Member of SOFTBANK Capital Partners LLC.